OPERATING AGREEMENT
THE HUMAN ARRAY, LLC

THIS OPERATING AGREEMENT (the "Agreement") is made and entered into effective as of August 29, 2024, by and between the undersigned Members of THE HUMAN ARRAY, LLC, a Massachusetts limited liability company (the "Company").

ARTICLE I - COMPANY FORMATION

1.1 Formation. The Company was formed as a limited liability company under the laws of the State of Massachusetts upon the filing of the Articles of Organization with the Massachusetts Secretary of State on January 4, 2022.

1.2 Name. The name of the Company is THE HUMAN ARRAY, LLC.

1.3 Principal Place of Business. The principal place of business of the Company shall be at 11 Colby St, Needham, MA 02492, or such other place as the Members may from time to time determine.

1.4 Registered Agent. The name and address of the Company's registered agent in the State of Massachusetts is Caroline Allen at 11 Colby St. Needham, MA 02492. The registered agent may be changed from time to time by the Members.

1.5 Term. The term of the Company shall commence on the date the Articles of Organization were filed and shall continue until dissolved in accordance with this Agreement or as otherwise provided by law.

1.6 Purpose. The Company may engage in any lawful business activity for which limited liability companies may be organized in the State of Massachusetts.

ARTICLE II - MEMBERSHIP INTERESTS AND CAPITAL CONTRIBUTIONS

2.1 Members. The names, addresses, initial capital contributions, and Membership Interest percentages of the Members are as follows:

Member Name	Address	Initial Capital Contribution	Membership Interest
Caroline Allen	███████████████	Services	90%
James Mann	███████████████	$100,000	10%

2.2 Additional Capital Contributions. No Member shall be required to make any additional capital contributions beyond those set forth in Section 2.1, except with the unanimous consent of all Members.

2.3 No Interest on Capital Contributions. No interest shall be paid on capital contributions.

2.4 Return of Capital Contributions. No Member shall have the right to demand or receive a return of their capital contribution except as provided in this Agreement or required by law.

2.5 Form of Capital Contributions. Capital contributions shall be made in cash, property, or services rendered, or a promissory note or other obligation to contribute cash or property or to render services, as approved by the Members.

ARTICLE III - MANAGEMENT

3.1 Management by Active Member. The Company shall be managed by Caroline Allen (the "Managing Member"). The Managing Member shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business.

3.2 Role of Passive Investor. James Mann (the "Passive Investor") shall be a passive member with limited management rights as specified in this Agreement. The Passive Investor shall not participate in the day-to-day management or operation of the Company's business.

3.3 Major Decisions. Notwithstanding the provisions of Section 3.1, the following actions ("Major Decisions") shall require the prior written consent of all Members: (a) Amending the Articles of Organization or this Agreement; (b) Admitting new Members; (c) Selling, leasing, exchanging, or otherwise disposing of all or substantially all of the Company's assets; (d) Merger or consolidation of the Company with another entity; (e) Dissolving or liquidating the Company; (f) Filing for bankruptcy or reorganization; (g) Incurring debt in excess of $500,000; (h) Entering into contracts with a value exceeding $1,000,000; and (i) Transactions between the Company and any Member.

3.4 Meetings. Meetings of Members may be called by the Managing Member or by Members holding at least 10% of the Membership Interests. Notice of any meeting shall be given to all Members not less than 10 days nor more than 30 days prior to the date of the meeting.

3.5 Action Without Meeting. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by a written consent describing the action to be taken, signed by all Members.

ARTICLE IV - ALLOCATIONS AND DISTRIBUTIONS

4.1 Allocations of Profits and Losses. Profits of the Company shall be allocated among the Members in proportion to their Membership Interests and losses of the Company shall be allocated as follows: Caroline Allen 10% and James Mann 90%.

4.2 Tax Allocations. Tax allocations shall be made in accordance with Section 704(b) of the Internal Revenue Code and the applicable Treasury Regulations.

4.3 Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Managing Member may determine, subject to the provisions of this Agreement and applicable law. All distributions shall be made to the Members in proportion to their Membership Interests, except as otherwise provided in this Agreement.

ARTICLE V - ACCOUNTING AND RECORDS

5.1 Books and Records. The Company shall maintain complete and accurate books of account and records. The books shall be kept on such method of accounting as the Managing Member shall select.

5.2 Access to Books and Records. Each Member shall have the right, upon reasonable request and during normal business hours, to inspect and copy the Company's books and records.

5.3 Annual Reports. Within 60 days after the end of each fiscal year, the Managing Member shall cause to be prepared and sent to each Member: (a) A balance sheet and income statement for the Company for the prior fiscal year; (b) A statement of the Member's share of the Company's income, gains, losses, deductions, and other relevant items for income tax purposes; and (c) Such other information as is reasonably necessary to inform the Members of the Company's business and operations during the prior fiscal year.

5.4 Tax Matters Partner. The Managing Member shall serve as the "tax matters partner" for purposes of federal income tax laws.

5.5 Bank Accounts. The Managing Member shall establish and maintain one or more bank accounts in the name of the Company, into which all Company funds shall be deposited and from which payments shall be made.

ARTICLE VI - TRANSFER OF MEMBERSHIP INTERESTS

6.1 Restriction on Transfers. No Member shall sell, assign, transfer, pledge, hypothecate, or otherwise dispose of all or any part of their Membership Interest without the prior written consent of all other Members, which consent may be withheld in their sole discretion.

6.2 Right of First Refusal. If a Member (the "Selling Member") receives a bona fide offer to purchase all or any portion of their Membership Interest, which they desire to accept, the Selling Member shall first offer to sell such interest to the other Members on the same terms and conditions as those offered by the prospective purchaser.

6.3 Admission of New Members. A transferee of a Membership Interest shall be admitted as a Member only with the unanimous consent of all existing Members.

6.4 Involuntary Transfers. Upon the death, disability, bankruptcy, or other involuntary transfer of a Member's Membership Interest, the Company or the remaining Members shall have the option to purchase such interest at its fair market value, as determined in accordance with this Agreement.

ARTICLE VII - DISSOLUTION AND WINDING UP

7.1 Dissolution. The Company shall be dissolved upon the occurrence of any of the following events: (a) The unanimous written consent of all Members; (b) The sale or other disposition of all or substantially all of the Company's assets; (c) The entry of a decree of judicial dissolution; or (d) Any other event causing dissolution under the laws of the State of Massachusetts.

7.2 Winding Up. Upon dissolution, the Company shall cease carrying on its business, except as necessary to wind up its affairs and distribute its assets. The Managing Member shall be responsible for winding up the affairs of the Company.

7.3 Liquidation and Distribution of Assets. Upon dissolution, the assets of the Company shall be liquidated and the proceeds distributed in the following order: (a) To creditors of the Company, including Members who are creditors, in satisfaction of the Company's liabilities; (b) To Members in accordance with the distribution waterfall set forth in Section 4.5.

ARTICLE VIII - MISCELLANEOUS

8.1 Amendments. This Agreement may be amended only by the written consent of all Members.

8.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts.

8.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, executors, administrators, successors, and permitted assigns.

8.4 Notices. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, by email, or by mail to the address of the Member as shown in the records of the Company.

8.5 Entire Agreement. This Agreement constitutes the entire agreement of the Members with respect to the subject matter hereof and supersedes all prior agreements, whether written or oral.

8.6 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never been a part of this Agreement.

8.7 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Members have executed this Operating Agreement as of the date first written above.

Caroline Allen, Founder and CEO

James Mann

AMENDMENT NO. 1 TO OPERATING AGREEMENT
THE HUMAN ARRAY, LLC

THIS AMENDMENT NO. 1 (this "Amendment") to the Operating Agreement of THE HUMAN ARRAY, LLC, a Massachusetts limited liability company (the "Company"), dated August 29, 2024 (the "Operating Agreement"), is made and entered into effective as of January 1, 2025, by and between Caroline Allen and James Mann, the Members of the Company.

RECITALS

WHEREAS, the Company was formed pursuant to the Operating Agreement dated August 29, 2024;

WHEREAS, pursuant to the Operating Agreement, Caroline Allen holds a 90% Membership Interest and James Mann holds a 10% Membership Interest in the Company;

WHEREAS, the Members desire to modify the Operating Agreement to reflect an additional capital contribution by James Mann and a corresponding adjustment to the Membership Interest percentages;

WHEREAS, the Members have agreed that James Mann will make an additional capital contribution of $50,000 to the Company in exchange for an additional 5% Membership Interest; and

WHEREAS, Caroline Allen has agreed to transfer 5% of her Membership Interest to James Mann in connection with this additional investment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

AMENDMENT PROVISIONS

1. Additional Capital Contribution. James Mann hereby agrees to contribute an additional $50,000 to the capital of the Company on or before May 31, 2025.

2. Adjustment of Membership Interests. Upon James Mann's payment of the additional capital contribution specified in Section 1 above, Section 2.1 of the Operating Agreement is hereby amended and restated in its entirety as follows:

2.1 Members. The names, addresses, initial and additional capital contributions, and Membership Interest percentages of the Members are as follows:

Member Name	Address	Total Capital Contribution	Membership Interest
Caroline Allen	▨▨▨▨▨▨▨▨▨▨	Services	85%

James Mann	███████████████████	$150,000	15%

Total Capital Contributions: $150,000

3. Allocations and Distributions. In the year 2025 and all subsequent years, the parties acknowledge that all future allocations of profits and losses, and distributions of Company assets, shall be made in accordance with the revised Membership Interest percentages set forth in Section 2 above.

4. Voting and Management Rights. All voting rights and management provisions in the Operating Agreement shall continue to apply based on the revised Membership Interest percentages, with Caroline Allen continuing to serve as the Managing Member.

5. Ratification. Except as specifically amended hereby, all other terms and conditions of the Operating Agreement shall remain in full force and effect.

6. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Massachusetts.

8. Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors, and permitted assigns.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

MEMBERS:

Caroline Allen Managing Member (85% Interest)

James Mann Member (15% Interest)

COMPANY:

THE HUMAN ARRAY, LLC

By: _____ Caroline Allen, Managing Member